UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )

India Ecommerce Corporation
(Name of Issuer)

Common Stock: $0.001 per share Par Value
(Title of Class of Securities)

45409D103
(CUSIP Number)

Robert G. Petchel, 325 Ellington Bend, Charlottesville, VA 22903 (434) 962-5772
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45409D103	13D	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Petchel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000,000 shares

	8.	Shared Voting Power 00,000

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 00,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.67%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45409D103	13D	Page 3 of 4 Pages

The percentage calculations in the foregoing cover pages and as set forth below are based on the total securities of the Issuer, on a fully diluted basis, of 62,079,156 shares, as reported by India Ecommerce Corporation for the period ended March 10, 2016.

Item 1.  Security and Issuer.

Item 2.  Identity and Background.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 4.   Purpose of the Transaction.
Item 5.  Interest in Securities of the Issuer.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

CUSIP No. 45409D103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT G. PETCHEL

/s/ Robert G. Petchel
Robert G. Petchel

self
Insert Title

March 11, 2016
Insert Date